SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 Notification of Transactions by Persons Discharging Managerial Responsibilities and Persons Closely Associated with them

 [This form is required for disclosure of transactions under Article 19 of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulation)]

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mike O'Brien

2	Reason for the notification
a)	Position/status	Director
b)	Initial Notification Amendment	initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ryanair Holdings Plc
b)	LEI	635400BR2ROC1FVEBQ56
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of nominal value €0.006 each ISIN: IE00BYTBXV33
b)	Nature of the transaction	The purchase of ordinary shares in the issuer
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		€11.35	4,405
d)	Aggregated information - Aggregated volume - Price	n/a
e)	Date of the transaction	04-09-2020
f)	Place of the transaction	Outside of a trading venue
g)	Additional Information	n/a

Notification of Transactions by Persons Discharging Managerial Responsibilities and Persons Closely Associated with them

 [This form is required for disclosure of transactions under Article 19 of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulation)]

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Emer Daly

2	Reason for the notification
a)	Position/status	Director
b)	Initial Notification Amendment	initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ryanair Holdings Plc
b)	LEI	635400BR2ROC1FVEBQ56
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of nominal value €0.006 each ISIN: IE00BYTBXV33
b)	Nature of the transaction	The purchase of ordinary shares in the issuer
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		€11.35	3,500
d)	Aggregated information - Aggregated volume - Price	n/a
e)	Date of the transaction	04-09-2020
f)	Place of the transaction	Outside of a trading venue
g)	Additional Information	n/a

Notification of Transactions by Persons Discharging Managerial Responsibilities and Persons Closely Associated with them

 [This form is required for disclosure of transactions under Article 19 of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulation)]

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Howard Millar

2	Reason for the notification
a)	Position/status	Director
b)	Initial Notification Amendment	initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ryanair Holdings Plc
b)	LEI	635400BR2ROC1FVEBQ56
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of nominal value €0.006 each ISIN: IE00BYTBXV33
b)	Nature of the transaction	The purchase of ordinary shares in the issuer
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		€11.35	15,000
d)	Aggregated information - Aggregated volume - Price	n/a
e)	Date of the transaction	04-09-2020
f)	Place of the transaction	Outside of a trading venue
g)	Additional Information	n/a

Notification of Transactions by Persons Discharging Managerial Responsibilities and Persons Closely Associated with them

 [This form is required for disclosure of transactions under Article 19 of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulation)]

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	The Gigginstown Settlement Charity (acting by its trustees from time to time).

2	Reason for the notification
a)	Position/status
The Gigginstown Settlement Charity is deemed to be a person closely associated with Michael O'Leary, Group CEO of the issuer. As at the date of this notice,  Michael O'Leary and his wife, Anita O'Leary, are two of the five trustees of The Gigginstown Settlement Charity.

b)	Initial Notification Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ryanair Holdings Plc
b)	LEI	635400BR2ROC1FVEBQ56
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of nominal value €0.006 each ISIN: IE00BYTBXV33
b)	Nature of the transaction
The purchase of ordinary shares in the issuer by the five trustees (which include Michael O'Leary and Anita O'Leary (the wife of and so a person closely associated with Michael O'Leary)) of The Gigginstown Settlement Charity to be applied for the main objects of the charity.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		€11.35	1,409,691
d)	Aggregated information - Aggregated volume - Price	n/a
e)	Date of the transaction	04-09-2020
f)	Place of the transaction	Outside of a trading venue
g)	Additional Information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 08 September, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary